UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31861 / October 6, 2015

_____

In the Matter of   :
                                                                 :
TIAA-CREF FUNDS   :
TEACHERS ADVISORS, INC.   :
TIAA-CREF REAL PROPERTY FUND LP   :
TIAA-CREF REAL PROPERTY FUND GP LLC   :
TIAA-CREF REAL PROPERTY FUND REIT LLC   :
8500 Andrew Carnegie Boulevard   :
Charlotte, NC 28262   :
                                                                 :
(812-13995)   :
_____:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS

TIAA-CREF Funds, Teachers Advisors, Inc. ("Advisors"), TIAA-CREF Real Property Fund LP, TIAA-CREF Real Property Fund GP LLC, and TIAA-CREF Real Property Fund REIT LLC filed an application on January 4, 2012, and amendments to the application on June 25, 2012, December 3, 2012, October 16, 2013, June 26, 2014, May 8, 2015, and September 4, 2015, requesting an order under sections 6(c) and 17(b) of the Investment Company Act of 1940 (the "Act") for an exemption from section 17(a) of the Act, and under section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint transactions. The order would permit certain registered management investment companies or series thereof that are advised by Advisors to invest in a private investment vehicle established by Advisors to invest directly in real estate.

On September 8, 2015, a notice of the filing of the application was issued (Investment Company Act Release No. 31807). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered open-end management investment company concerned and with the general purposes of the Act.

It is further found that the participation of each registered open-end management investment company in the joint transactions is not on a basis different from or less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 6(c) and section 17(b) of the Act, that the exemption from section 17(a) of the Act, requested by TIAA-CREF Funds, et al. (File No. 812-13995), is hereby granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the application to permit certain joint transactions in accordance with section 17(d) and rule 17d-1 is hereby granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
 Deputy Secretary